Exhibit 99.4

AGENCY AGREEMENT

September 18, 2023

Vision Marine Technologies Inc.

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

Attention: Kulwant Sandher, Chief Financial Officer

Re:      Private Placement of Units

iA Capital Markets, a division of iA Private Wealth Inc. (the “Agent”) understands that Vision Marine Technologies Inc. (the “Corporation”) proposes to offer for sale and issue up to 372,870 units of the Corporation (each a “Unit” and collectively the “Units”) to be sold on a commercially reasonable best-efforts basis pursuant to applicable prospectus exemptions (the “Offering”) at an issue price of $4.05 per Unit (the “Purchase Price”) for aggregate gross proceeds of up to approximately $1.51 million (the “Offering”). Each Unit shall consist of one common share in the capital of the Corporation (each, a “Common Share” and collectively, the “Common Shares”) and one common share purchase warrant (each common share purchase warrant, a “Warrant” and collectively, the “Warrants”).

Each Warrant will be exercisable by the holder to purchase one Common Share (each a “Warrant Share”) at a price $4.05 from the date that is six months from the issuance date of the Warrant until the date that is three years after the Closing Date, as set out in the warrant certificates (the “Warrant Certificates”) to be delivered at the Closing Time (as defined herein).

The description of the Warrants in this Agreement is a summary only and is subject to the specific attributes and detailed provisions of the Warrants to be set forth in the Warrant Certificates. In case of any inconsistency between the description of the Warrants in this Agreement and the terms set forth in the Warrant Certificates, the provisions of the Warrant Certificates will govern.

Subject to the terms and conditions set out below, the Corporation hereby appoints the Agent to act as sole agent to the Corporation, and the Agent hereby agrees to act as the agent of the Corporation, to effect the sale of the Units on behalf of the Corporation on a “commercially reasonable best efforts” private placement basis to Purchasers (hereinafter defined) resident in the Offering Jurisdictions (hereinafter defined). Sales of Units on behalf of the Corporation will not be made to or for the account or benefit of, persons in the United States (hereinafter defined) or U.S. Persons (hereinafter defined). The Corporation agrees that the Agent is under no obligation to purchase any of the Offered Units (hereinafter defined). All subscription funds received by the Agent will be held in trust by the Agent until the Closing Time.

The Corporation agrees that the Agent will be permitted to appoint appropriately registered investment dealers to form a selling group to participate in the Offering. The Corporation grants all of the rights and benefits of this Agreement to any investment dealer who is a member of any Selling Group formed by the Agent and appoints the Agent as trustees of such rights and benefits for all such investment dealers, and the Agent hereby accepts such trust and agrees to hold such rights and benefits for and on behalf of all such investment dealers. The Agent shall ensure that any investment dealer who is a member of any Selling Group formed by the Agent pursuant to the provisions of this subsection or with whom the Agent has a contractual relationship with respect to the Offering, if any, shall comply with the covenants and obligations given by the Agent herein. The Agent shall, however, be under no obligation to engage any sub-agent or form any Selling Group. Such other brokers and dealers, together with the Agent, are collectively referred to herein as the “Selling Group Members”.

In consideration of the services to be rendered by the Agent in connection with the Offering, the Corporation shall, at the Closing Time, pay to the Agent the Agency Fee (as defined herein) in the amount set out in Section 6 hereof. The obligation of the Corporation to pay the Agency Fee shall arise at the Closing Time.

The terms and conditions of this Agreement are as follows:

1.	Definitions, Interpretation and Schedules

(a)	Definitions: Whenever used in this Agreement:

(i)	“Agency Fee” has the meaning given to such term in Section 6(a);

(ii)	“Agent” has the meaning given to such term in the recitals hereof;

(iii)	“Agreement” means this agreement, as amended or supplemented from time to time;

(iv)	“Anti-Bribery Acts” has the meaning given to such term in Section 7(uu);

(v)	“Applicable IP Laws” means all applicable foreign, federal, provincial, state and local laws, regulations, policies and guidelines applicable to Intellectual Property;

(vi)	“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Montréal, Québec or New York, New York are not open for business;

(vii)	“CIPO” means the Canadian Intellectual Property Office;

(viii)	“Closing Date” means September 20, 2023, or such other date or dates as the Corporation and the Agent may mutually agree upon;

(ix)	“Closing” means the closing of the purchase and sale of the Offered Units subscribed for by the Purchasers pursuant to the Subscription Agreements;

(x)	“Closing Time” means 8:00 a.m. (Eastern time) on the Closing Date or such other time on the Closing Date as the Corporation and the Agent may mutually agree upon;

(xi)	“Common Shares” means the common shares which the Corporation is authorized to issue as constituted on the date hereof;

(xii)	“Confidential Information” has the meaning given to such term in Section 13(a);

(xiii)	“Contaminant” includes any pollutants, dangerous substances, liquid wastes, hazardous wastes, hazardous materials, hazardous substances or contaminants or any other matter including any of the foregoing, as defined or described as such pursuant to any Environmental Law;

(xiv)	“Corporation” has the meaning given to such term in the recitals hereof;

(xv)	“Corporation IP” means, collectively, the Owned IP and the Licensed IP;

(xvi)	“Corporation Parties” means the Corporation and the Subsidiaries;

(xvii)	[reserved];

(xviii)	“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system of the SEC;

(xix)	“Environmental Activity” includes any past or present activity, event or circumstance in respect of a Contaminant, including, without limitation, the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater;

(xx)	“Evaluation Date” has the meaning given to such term in Section 7(x);

(xxi)	“Environmental Law” includes any and all applicable international, federal, provincial, territorial, state, municipal or local laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances, official directives and all authorizations relating to the environment, occupational health and safety, or any Environmental Activity;

(xxii)	“Governmental Authority” means any federal, provincial, state, local, municipal, regional, territorial, aboriginal or other government, any governmental or public department, branch or ministry, or any court, domestic or foreign, including any district, agency, commission, board, arbitration panel or authority and any subdivision of any of them exercising or entitled to exercise any administrative, executive, judicial, ministerial, prerogative, legislative, regulatory or taxing authority or power of any nature, or any self-regulatory organization;

(xxiii)	“Indemnified Parties” has the meaning given to such term in Section 10;

(xxiv)	“Indemnitor” has the meaning given to such term in Section 10;

(xxv)	“IFRS” means the international financial reporting standards issued by the International Accounting Standards Board applied on a consistent basis during the periods involved;

(xxvi)	“Intellectual Property” means all of the following kinds of property: (i) trademarks, service marks, trade dresses, logos, designs and slogans whether in word, mark, stylized or design format, registered and unregistered, throughout the world; (ii) patents and patent applications (respectively issued or filed throughout the world), as well as any re-examinations, extensions, and reissues thereof and any divisionals, continuations, continuation-in-parts and any other applications or patents that claim priority from such patents and applications, (iii) copyrights, registered and unregistered, and all rights, claims and privileges pertaining thereto, software and documentation therefor, (iv) inventions (whether or not patentable), formulas, processes, invention disclosures, technology, technical data or information; (v) all rights, claims and privileges pertaining thereto, all industrial designs and variants of industrial designs, whether or not registered or the subject of an application for registration and whether or not registrable; and (vi) trade secrets, technical expertise, and research data, and other confidential information relating to goods and services; (vii) patterns, plans, designs, research data, other proprietary know-how, processes, drawings, technology, inventions, formulae, specifications, performance data, quality control information, unpatented blue prints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures, and all licenses, agreements and other contracts and commitments relating to any of the foregoing; (viii) any reissues, divisions, continuations, continuations-in-part, renewals, improvements, translations, derivatives, modifications and extensions of any of the foregoing; (ix) proprietary computer software (including but not limited to data, data bases and documentation); and (x) all other intellectual and industrial property and other proprietary rights information not included in the foregoing;

(xxvii)	“Intellectual Property Rights” means any common law or equitable principle or statutory provision which may provide a right in Intellectual Property;

(xxviii)	“QBCA” means the Business Corporations Act (Québec);

(xxix)	“Letter Agreement” means the engagement letter agreement dated November 23, 2022, between the Agent and the Corporation relating to the Offering;

(xxx)	“Licensed IP” means the Intellectual Property and rights related to Intellectual Property owned by Persons other than the Corporation Parties and licensed to a Corporation Party for its use or for an intended use, including Intellectual Property owned by those Persons;

(xxxi)	“Material Adverse Effect” means, any change or effect (or any condition, event or development involving a prospective change or effect) in or on the business, operations, results of operations, affairs, assets, capitalization, financial condition, rights or liabilities, whether contractual or otherwise, of the Corporation or the Subsidiaries which is materially adverse to the business, operations or financial condition of the Corporation (on a consolidated basis) as currently conducted or as proposed to be conducted, or would, or would reasonably be expected to, materially impair the completion of the transactions contemplated by this Agreement;

(xxxii)	“Material Agreements” has the meaning given to such term in Section 7(ss);

(xxxiii)	“Money Laundering Laws” has the meaning given to that term in Section 7(vv) of this Agreement;

(xxxiv)	“Nasdaq” means the Nasdaq Capital Market;

(xxxv)	“NI 45-102” means National Instrument 45-102 – Resale of Securities;

(xxxvi)	“OFAC” has the meaning given to such term in Section 7(ww);

(xxxvii)	“Offered Units” means the Units offered and sold under the Offering;

(xxxviii)	“Offering” means the offering of Offered Units for sale by the Corporation on a pursuant to this Agreement;

(xxxix)	“Offering Jurisdictions” means all of the provinces and territories of Canada and such other jurisdictions as may be agreed in writing between the Corporation and the Agent;

(xl)	“Owned IP” means all Intellectual Property that has been developed by or for, is being developed by or for, or is otherwise owned by a Corporation Party, as well as all rights relating to Intellectual Property that are owned or enforceable by a Corporation Party;

(xli)	“Person” means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

(xlii)	“Public Record” means all information found under the Corporation’s profile on SEDAR and EDGAR from and including September 18, 2023.

(xliii)	“Purchase Price” has the meaning given to such term in the recitals hereto;

(xliv)	“Purchaser” means a Person subscribing for Offered Units;

(xlv)	“Registered Corporation IP” means the Owned IP that is the subject of registration with a national intellectual property office (including the CIPO and the USPTO) or applications for such registration with a national intellectual property office;

(xlvi)	“Registered Plan” has the meaning given to such term in Section Error! Reference source not found.;

(xlvii)	“Registration Rights Agreements” means the registration rights agreements entered into between the Corporation and each of the Purchasers contemporaneously with each of the Subscription Agreements pursuant to which, among other things, the Corporation will agree to provide to the Purchasers certain resale registration rights with respect to the Unit Shares and Warrant Shares, substantially in the form attached to the Subscription Agreement as Schedule “F”;

(xlviii)	“Reporting Jurisdiction” means the province of Québec;

(xlix)	“Sanctions” has the meaning given to such term in Section 7(ww);

(l)	“Sanction Country” has the meaning given to such term in Section 7(ww);

(li)	“SEC” means the United States Securities and Exchange Commission;

(lii)	“SEC Reports” shall have the meaning ascribed to such term in Section 7(bb);

(liii)	“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators;

(liv)	“Securities Commissions” means the securities regulatory authorities of the Offering Jurisdictions or Reporting Jurisdictions as applicable;

(lv)	“Securities Laws” means, the securities laws, regulations, rules, rulings and orders in the Offering Jurisdictions, as applicable, and the policy statements issued by the securities regulators in each of the Offering Jurisdictions, and the rules and policies of the Nasdaq, as applicable;

(lvi)	“Selling Group Member” has the meaning given to such term in the recitals hereof;

(lvii)	[reserved];

(lviii)	“Subscription Agreements” means the subscription agreements to be entered into between the Corporation and each of the Purchasers;

(lix)	“Subsidiary” means any subsidiary of the Corporation as set forth on Schedule B, and shall, where applicable, also include any direct or indirect subsidiary of the Corporation formed or acquired after the date hereof;

(lx)	“Tax Act” means the Income Tax Act (Canada), together with any and all regulations promulgated thereunder, as amended, re-enacted or replaced from time to time;

(lxi)	“Transaction Documents” means this Agreement, the Subscription Agreements, the side letter between the Corporation and [ ] dated as of the date hereof, the Warrant Certificates and the Registration Right Agreements;

(lxii)	“Transfer Agent” means VStock Transfer, LLC, the current transfer agent of the Corporation, with a mailing address of 18 Lafayette Place, Woodmere, New York 11598, and any successor transfer agent of the Corporation;

(lxiii)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(lxiv)	“Units” has the meaning given to such term in the recitals hereof;

(lxv)	“U.S. Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(lxvi)	“U.S. Person” means a U.S. person as that term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

(lxvii)	“U.S. Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

(lxviii)	[reserved];

(lxix)	“USPTO” means the United States Patent and Trade mark Office;

(lxx)	“Warrant Certificate” means the certificate representing the Warrants;

(lxxi)	“Warrant Shares” has the meaning given to such term in the recitals to this Agreement; and

(lxxii)	“Warrants” has the meaning given to such term in the recitals to this Agreement.

(b)	Other Defined Terms: Whenever used in this Agreement, the words and terms “affiliate”, “associate”, “material fact”, “material change”, “misrepresentation”, and “subsidiary” shall have the meaning given to such word or term in the Securities Act (Ontario) unless specifically provided otherwise herein.

(c)	Extended Meanings: Whenever used in this Agreement, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender and neuter. Every use of the words “including” or “includes” in this Agreement is to be construed as meaning “including, without limitation” or “includes, without limitation”, respectively.

(d)	References: References in this Agreement to a “Section” or “Schedule” are to be construed as references to a Section or Schedule of or to this Agreement unless otherwise specified.

(e)	Sections and Headings: The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(f)	Statutory Instruments: Unless otherwise specified, any reference in this Agreement to any statute includes all regulations and subordinate legislation made under or in connection with that statute at any time, and is to be construed as a reference to that statute as amended, modified, restated, supplemented, extended, re-enacted, replaced or superseded at any time.

(g)	Knowledge: References to the “knowledge” of a party mean the actual knowledge of each of the Chief Executive Officer, Chief Financial Officer and Chief Technical Officer of the Corporation, in each case after reasonably informing himself as to the relevant matter, but without any requirement to make any inquiries of any Governmental Authority or to perform any search of any public registry office or database.

(h)	Currency: All references to monetary amounts in this Agreement are to United-States dollars.

2.	The Agent

(a)	Appointment: The Corporation appoints the Agent as the sole and exclusive agent of the Corporation to offer the Units for sale in the Offering Jurisdictions on a commercially reasonably best-efforts private placement basis at the Purchase Price, and the Agent accepts such appointment. The Corporation acknowledges and agrees that the Agent may, but is not obligated to, purchase the Offered Units as principal.

(b)	Sub-Agents: In connection with the Offering, the Agent shall be entitled to retain Selling Group Members and may receive (for delivery to the Corporation at the Closing Time) subscriptions for Units from Selling Group Members. In each case, the Agent shall ensure that any such sub-agent or registered dealer retained by the Agent complies with the Agent’s obligations with respect to the Offering and all applicable Securities Laws. Any fees payable to sub-agents shall be for the account of the Agent.

(c)	Sale on Exempt Basis in Canada: The Agent shall offer for sale on behalf of the Corporation and solicit orders for the Units in the Offering Jurisdictions in compliance with the Securities Laws of the Offering Jurisdictions and only to such Persons and in such manner such that, pursuant to the provisions of the Securities Laws of the Offering Jurisdictions, no prospectus or offering memorandum or other similar document need be filed with, or delivered to, any Securities Commission and no registration of the Offered Units is required in any Offering Jurisdiction in connection therewith.

(d)	No Sales in the U.S.: There shall be no offers and sales of the Units to, or for the account or benefit of, persons in the United States and U.S. Persons. The terms and conditions of Schedule A are hereby incorporated by reference in and shall form a part of this Agreement.

(e)	Covenants of the Agent: The Agent covenants with the Corporation that:

(i)	it will solicit or procure subscriptions for Offered Units only in the Offering Jurisdictions;

(ii)	it will comply, and shall instruct any Selling Group Member to comply, with the Securities Laws of the Offering Jurisdictions in which it solicits or procures subscriptions for Offered Units in connection with the Offering;

(iii)	it will solicit or procure subscriptions for Offered Units in a manner which will not trigger a requirement of the Corporation to prepare or file a prospectus, offering memorandum, or similar disclosure document, or comply with any continuous disclosure or reporting obligation in any jurisdiction outside Canada; and

(iv)	it will obtain from each Purchaser, and deliver to the Corporation prior to the Closing Time, a Subscription Agreement (including all applicable exhibits and schedules thereto and any other documents required to be delivered by the Purchaser under the Subscription Agreement) completed and executed by the Purchaser.

(f)	Representations and Warranties of the Agent: The Agent represents and warrants that it is, and, to the best of its knowledge after due inquiry, each Selling Group Member is, qualified to so act in the Offering Jurisdictions in which they solicited or procured subscriptions for Offered Units and that it, and to the best of its knowledge after due enquiry, each Selling Group Member is registered or exempt from registration under the securities legislation in any jurisdiction in which it solicited or procured subscriptions, as applicable, as a dealer in an appropriate category.

(g)	Filings: The Corporation undertakes to file or cause to be filed all forms and undertakings required to be filed by the Corporation pursuant to Securities Laws (including the rules and policies of the Nasdaq) in connection with the Offering, such that the distribution of the Offered Units may lawfully occur in the Offering Jurisdictions without the necessity of filing a prospectus or an offering memorandum and the Agent undertakes to use its commercially reasonable best-efforts to cause the Purchasers to complete (and it shall be a condition of Closing in favour of the Corporation that the Purchasers complete and deliver to the Corporation) any forms and undertakings and to provide such information as may be required by the Securities Laws of the Offering Jurisdictions and by the Nasdaq. All fees payable in connection with such filings shall be at the expense of the Corporation.

(h)	No Offering Memorandum: Neither the Corporation nor the Agent shall provide to prospective Purchasers any document or other material in connection with the Offering other than the Subscription Agreements (including the schedules thereto) and documents that form part of the Public Record.

(i)	Legends. For the Common Shares and Warrants, until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable Securities Laws or under the terms of the Registration Rights Agreement, certificates representing such securities, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legends:

“THESE SECURITIES [AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF] HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, (2) PURSUANT TO REGISTRATION UNDER THE U.S. SECURITIES ACT, OR (3) PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, AND, IN EACH CASE, IN COMPLIANCE WITH ALL APPLICABLE STATE SECURITIES LAWS, AFTER THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE OF EXEMPTION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT.”

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE CLOSING DATE.”

(j)	For the Warrants, until such time as it is no longer required under applicable requirements of the U.S. Securities Act or applicable Securities Laws, any certificates representing the Warrants and any certificates issued in exchange therefor or in substitution thereof, shall bear the following legends:

“THESE WARRANTS AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THESE SECURITIES MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES UNLESS THESE SECURITIES AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.”

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE CLOSING DATE.”

3.	Due Diligence

(a)	Prior to the Closing Time, the Agent shall be permitted to conduct all due diligence that it may, in its sole discretion, require, including with respect to the business, properties, assets, affairs and financial condition of the Corporation and the Subsidiaries. The Corporation will make available to the Agent and its legal counsel, on a timely basis, all corporate and operating records, material agreements, reports, financial information, budgets, and other relevant information necessary in order to complete the due diligence investigation. Without limiting the scope of the due diligence inquiries the Agent may conduct, the Corporation will make available to the Agent and its legal counsel the directors, officers, key employees, advisors (including financial advisors and legal counsel), auditors or such other personnel of the Corporation and the Subsidiaries as the Agent may reasonably request to answer the questions of the Agent in one or more due diligence meetings to be conducted prior to the Closing Time.

(b)	The Agent will be entitled to rely on, and to assume, with no independent verification, the accuracy and completeness of all information furnished by the Corporation and its representatives as provided in this Section 3. The Agent will be under no obligation to verify the accuracy or completeness of such information and the Agent will not be liable to the Corporation under any circumstances for damages arising out of the inaccuracy or incompleteness of such information.

4.	Deliveries By Closing Time

At the Closing Time,

(a)	the Corporation will deliver to the Agent:

(i)	legal opinions dated the applicable Closing Date of legal counsel to the Corporation (or, in the case of an opinion with respect to the Subsidiaries, of legal counsel to any such Subsidiary) addressed to, among others, the Agent and the Purchasers satisfactory in form and substance to counsel to the Agent, acting reasonably.

(ii)	[reserved];

(iii)	a certificate dated the applicable Closing Date signed by the Chief Executive Officer or the Chief Financial Officer of the Corporation and addressed to, among others, the Agent, if applicable, with respect to the articles of the Corporation, the resolutions of the directors of the Corporation with respect to the Offering, and any other corporate action taken relating to this Agreement and the Transaction Documents, and with respect to such other matters as the Agent may reasonably request, and including specimen signatures of the signing officers of the Corporation;

(iv)	a certificate dated the applicable Closing Date signed by the Chief Executive Officer or the Chief Financial Officer of the Corporation and addressed to the Agent, certifying each of the facts described in Section 5(c)(i) through (iv) for and on behalf of the Corporation (without personal liability);

(v)	Subscription Agreements, accepted and executed by the Corporation in accordance with Section 5(b);

(vi)	Registration Rights Agreements, accepted and executed by the Corporation in accordance with Section 5(b);

(vii)	the Warrant Certificates, accepted and executed by the Corporation;

(viii)	certificates representing the Unit Shares from the Transfer Agent;

(ix)	a certificate of status or similar certificate from the jurisdictions in which the Corporation and each of the Subsidiaries are respectively incorporated (or continued, as the case may be);

(x)	a certificate from the Transfer Agent as to the number of issued and outstanding Common Shares as of a date not more than two Business Days prior to the Closing Date; and

(xi)	such further documents as may be contemplated by this Agreement or as the Agent may reasonably require,

all in form and substance reasonably satisfactory to the Agent;

(b)	the Agent shall have delivered or cause to be delivered to the Corporation:

(i)	payment of the aggregate Purchase Price for the Offered Units purchased by the Purchasers by wire transfer payable to the Corporation or as the Corporation may otherwise direct in writing; provided, however, the Agent may deduct and withhold for the account of the Agent (A) the Agency Fee and (B) any expenses (including legal expenses) of the Agent to be reimbursed by the Corporation as provided in Section 11;

(ii)	Subscription Agreements, executed by the Purchasers;

(iii)	Registration Rights Agreements, executed by the Purchasers (including the completed selling securityholder questionnaires requested therein);

(iv)	such further documents as may be contemplated by this Agreement or as the Corporation may reasonably require;

all in form and substance reasonably satisfactory to the Corporation.

5.	Closing

(a)	Closing: The Closing shall be completed via electronic means or at the offices of counsel for the Corporation at the Closing Time on the applicable Closing Date.

(b)	Subscription Agreements and Registration Rights Agreements: At the Closing, the Corporation will accept and execute any Subscription Agreement and Registration Rights Agreement which has been properly completed and executed by a Purchaser pursuant to the Offering and properly tendered by the Agent in compliance with this Agreement.

(c)	Conditions of Closing: The following are conditions precedent to the obligation of the Agent to complete the Closing and of the Purchasers to purchase the Offered Units, which conditions the Corporation hereby covenants and agrees to use commercially reasonable best-efforts thereof to fulfil within the time set out herein therefor, and which conditions may be waived in writing in whole or in part by the Agent:

(i)	the representations and warranties of the Corporation in this Agreement and any certificate of the Corporation delivered hereunder are true and correct, except where such representation or warranty makes reference to a certain date, then such representation or warranty is true and correct as of such date;

(ii)	the Corporation will have complied with all covenants, and satisfied all terms and conditions, contained in this Agreement, the Subscription Agreements and the Registration Rights Agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(iii)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation, or prohibiting the issue and sale of the Offered Units or any of the Corporation’s issued securities, has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or threatened by any Governmental Authority;

(iv)	since August 31, 2022, there has been no material adverse change (actual or proposed, whether financial or otherwise) in the business, affairs, condition, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation;

(v)	the Corporation shall have received all necessary approvals and consents, including all necessary regulatory approvals and consents required for the completion of the transactions contemplated by this Agreement, all in a form satisfactory to the Agent;

(vi)	notification of the listing of the Common Shares and the Warrant Shares on the Nasdaq shall have been made to the Nasdaq, without objection by the Nasdaq;

(vii)	the Agent shall have received the opinions, certificates and documents set forth in Section 4(a) to be delivered to the Agent;

(viii)	the Agent shall, in its sole discretion, acting reasonably, be satisfied with its due diligence review and investigations with respect to the business, assets, financial condition, affairs and prospects of the Corporation;

(ix)	the Corporation will have entered into the Warrant Certificates in a form satisfactory to the Agent, acting reasonably;

(x)	the Agent shall have received the certificates evidencing the Common Shares comprised in the Units and the Warrant Certificates; and

(xi)	the Agent shall not have previously terminated this Agreement in accordance with the terms hereof.

(d)	Benefit of Conditions: The conditions in Section 5(c) are for the benefit of the Agent and may be waived in whole or in part by the Agent at any time. It is the intention of the parties that the obligations of the Purchasers to complete the transactions under the Subscription Agreements will be subject to the satisfaction (or waiver by the Agent) of the conditions in Section 5(c).

6.	Agent’s Compensation

(a)	In consideration of the Agent agreeing to act as agent of the Corporation in respect of the Offering, and in consideration of the services performed and to be performed by the Agent in connection therewith, the Corporation will, at the Closing Time pay the Agent a cash fee equal to 6.0% of the aggregate Purchase Price for the Offered Units issued to the Purchasers (the “Agency Fee”);

(b)	It is the understanding of the parties that the services provided by the Agent in connection with this Agreement will not be subject to HST and any taxable supplies provided will be incidental to the exempt financial services provided. However, if the Canada Revenue Agency determines that HST is exigible on the Agency Fee, the Corporation agrees to pay the amount of HST promptly upon the request of the Agent.

7.	Representations and Warranties

The Corporation hereby represents and warrants to the Agent and the Purchasers, and acknowledges that the Agent and the Purchasers are relying upon each of such representations and warranties in completing the Closing, as follows:

(a)	Incorporation and Organization: The Corporation is existing and in good standing under the laws of the Province of Québec and has not been dissolved.

(b)	Capacity and Power: The Corporation has all necessary corporate power, authority, and capacity to carry on its business as now conducted and to own or lease and operate the property and assets thereof.

(c)	Authority and Authorization: The Corporation has the corporate power and capacity to enter into each of the Transaction Documents and to do all acts and things and execute and deliver all documents as are required hereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof.

(d)	Extra-provincial and Territorial Registrations: Each of the Corporation Parties are duly registered to do business and is in good standing in each jurisdiction in which the location or character of their assets or the nature of their activities make registration necessary.

(e)	Binding Obligations: The execution and delivery of the Transaction Documents by the Corporation and the completion by the Corporation of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate action on the part of the Corporation. This Agreement has been (and each of the other Transaction Documents will by the Closing Time be) duly executed and delivered by the Corporation. The Transaction Documents constitute valid and binding obligations of the Corporation, enforceable against the Corporation in accordance with their terms, subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that equitable remedies, including specific performance, are discretionary and may not be ordered in respect of certain defaults.

(f)	Consents, Approvals and Conflicts: The offering and sale of the Offered Units, the execution and delivery of this Agreement and the other Transaction Documents, and the performance by the Corporation of its obligations under this Agreement and any of the other Transaction Documents and the consummation of the transactions contemplated herein and therein:

(i)	do not require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any Governmental Authority, stock exchange, or other Person except (A) such as have been obtained, or (B) such as may be required under the Securities Laws of the Offering Jurisdictions (including the rules and policies of the Nasdaq) to be filed or obtained following the applicable Closing Date;

(ii)	do not (and will not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of, or conflict with, or result in a default under: (A) any applicable laws; (B) any agreement, indenture, mortgage, deed of trust, lease or other instrument to which the Corporation or each of the Subsidiaries is a party or by which any of them or any of the properties or assets thereof is bound; (C) the constating documents of the Corporation or any resolution passed by the board of directors (or any committee thereof) or shareholders of the Corporation; (D) to the knowledge of the Corporation, any judgment, decree, order or award of any Governmental Authority having jurisdiction over the Corporation or its assets; or (E) any permit or license held by the Corporation or any of the Subsidiaries, except in the case of clause (B) for any such breaches or violations that would not, individually or in the aggregate, result in a Material Adverse Effect; and

(iii)	will not result in: (A) the creation or imposition of any encumbrance or title defect on or with respect to the assets of the Corporation; or (B) the acceleration of or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting the Corporation or any of its assets.

(g)	Authorized and Issued Capital of the Corporation: The authorized share structure of the Corporation consists of an unlimited number of Common Shares. As at the date of this Agreement, there are 11,178,234 Common Shares issued and outstanding as fully paid and non-assessable shares in the capital of the Corporation. All securities of the Corporation have been issued in compliance with applicable laws and have not been issued in violation of any pre-emptive rights or other contractual rights to purchase securities granted by the Corporation.

(h)	Rights to Acquire Securities: Except as set forth on Schedule 7(h), other than 2,639,571 warrants to purchase Common Shares and 1,167,608 options to purchase Common Shares existing as of the date hereof, no person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any unissued shares or other securities of the Corporation.

(i)	Rights Plan: The directors of the Corporation have not adopted any shareholder rights plan or a similar plan.

(j)	No Pre-emptive Rights: Except as set forth on Schedule 7(j), the issue of the Offered Units is not subject to any pre-emptive right or other contractual right to purchase securities of the Corporation.

(k)	Offered Units: Subject to compliance by the Agent with the provisions of Section 2 hereof and subject to the representations and warranties of the Purchasers contained in the Subscription Agreements being true and correct at the Closing Time, the execution of this Agreement and the Subscription Agreements and the issue by the Corporation to the Purchasers of the Offered Units will be exempt from the prospectus and registration requirements of the Securities Laws of the Offering Jurisdictions.

(l)	Subsidiaries:

(i)	Other than the Subsidiaries, the Corporation has no direct or indirect subsidiaries or equity interests in other persons which are engaged in active business or which possess any assets or liabilities which are material to the business, business prospects or condition (financial or otherwise) of the Corporation or the Subsidiaries;

(ii)	each of the Subsidiaries exists and is in good standing under the laws of its jurisdiction of organization and has all requisite corporate power, capacity and authority to own, lease and operate, as applicable, its properties and assets and conduct its business as currently conducted, and has all requisite corporate power to conduct its business as presently proposed to be conducted by it, and the each of the Subsidiaries is current with all material filings required to be made under its jurisdiction of incorporation and all other jurisdictions in which it exists or carries on any material business;

(iii)	the Corporation beneficially owns, directly or indirectly, the percentage of the issued and outstanding securities of the Subsidiaries indicated at Schedule A hereto, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever. All such securities have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares (or the equivalent legal concept in another jurisdiction);

(iv)	all securities of the Subsidiaries have been issued in compliance with applicable laws and have not been issued in violation of any pre-emptive rights or other contractual rights to purchase securities of any such Subsidiary; and

(v)	no person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of the Subsidiaries.

(m)	Issue of Securities: The Offered Units, Common Shares, Warrants (and underlying securities) have been duly and validly authorized and:

(i)	upon receiving full payment of the Purchase Price for each Offered Unit, the Common Shares composing part of the Offered Units will be validly issued as fully paid and non-assessable shares of the Corporation, and the Warrants composing part of the Offered Units will be validly created and issued;

(ii)	the Warrant Shares underlying the Warrants have been reserved for issuance to the holders of Warrants, and upon due exercise of the Warrants in accordance with their terms, including full payment of the exercise price for each Warrant Share, the Warrant Shares will be validly issued as fully paid and non-assessable shares of the Corporation; and

(n)	Listing: The Common Shares are listed and posted for trading on the Nasdaq, and except as set forth on Schedule 7(n), the Corporation is in compliance in all material respects with the rules, regulations, and policies of the Nasdaq. At the Closing Time, all necessary steps will have been taken for the notification to the Nasdaq (without objection) of the listing of the Common Shares issuable in connection with the Offering (including the Warrant Shares) on the Nasdaq.

(o)	Certain Securities Law Matters: The Corporation is a reporting issuer in the Reporting Jurisdiction, and the Corporation is in compliance in all material respects with Securities Laws.

(p)	Insider Dispositions: The Corporation has not been advised by any insider (as that term is defined in the Securities Act (Ontario)) of the Corporation that the insider has a present intention to sell any securities of the Corporation held by it.

(q)	No Change in Law: The Corporation is not aware of any legislation, or proposed legislation published by a legislative body, which it anticipates will have a Material Adverse Effect on the Corporation and the Subsidiaries, taken as a whole.

(r)	Freedom to Compete: Neither the Corporation nor any of the Subsidiaries is a party to or bound or affected by any written commitment, agreement or document containing any covenant which expressly limits the freedom of the Corporation or any of the Subsidiaries to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or condition of the Corporation and the Subsidiaries, taken as a whole.

(s)	Credit and Security Agreements: The Corporation Parties are in compliance in all material respects with, and are not in breach of, any financial covenants or otherwise in respect of any existing debt obligations, security agreements, and guarantees of the Corporation or the Subsidiaries, as applicable.

(t)	Public Disclosure: The Corporation has filed on SEDAR and EDGAR all documents required to be filed by the Corporation under Securities Laws. The documents filed by the Corporation constituting the Public Record did not contain a misrepresentation at the time of their filing on SEDAR and EDGAR, and, to the Corporation’s knowledge, do not, as of the date hereof, contain a misrepresentation. There is no fact known to the Corporation which the Corporation has not publicly disclosed which materially adversely affects, or so far as the Corporation can reasonably foresee, will materially adversely affect, the assets, liabilities (contingent or otherwise), capital, affairs, business, prospects, operations or condition (financial or otherwise) of the Corporation or the ability of the Corporation to perform its obligations under this Agreement, the Subscription Agreements and the Registration Rights Agreement. The Corporation conduct of the business as currently conducted or contemplated to be conducted is aligned with the disclosure made by it in the Public Records.

(u)	Timely Disclosure: The Corporation is in compliance in all material respects with all timely disclosure obligations under the Securities Laws, and has no confidential material change reports outstanding.

(v)	No Cease Trade Order: No order preventing, ceasing or suspending trading in any securities of the Corporation or prohibiting the issue and sale of securities by the Corporation is in effect and no proceedings for either of such purposes have been instituted or, to the knowledge of the Corporation, are pending, contemplated or threatened.

(w)	Accounting Controls: Excepts as disclosed in the SEC Reports, the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are completed in accordance with the general or a specific authorization of management of the Corporation; (ii) transactions are recorded as necessary to permit the preparation of financial statements for the Corporation in conformity in all material respects with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets of the Corporation is permitted only in accordance with the general or a specific authorization of management of the Corporation; and (iv) the recorded accountability for assets of the Corporation is compared with the existing assets of the Corporation at reasonable intervals and appropriate action is taken with respect to any differences therein.

(x)	Sarbanes-Oxley; Internal Accounting Controls: Except as disclosed in the SEC Reports, the Corporation and the Subsidiaries are in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof and as of the Closing Date. Except as disclosed in the SEC Reports, the Corporation and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the SEC Reports, the Corporation and the Subsidiaries have established disclosure controls and procedures (as defined in U.S. Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Corporation and the Subsidiaries and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Corporation in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. The Corporation’s certifying officers have evaluated the effectiveness of the disclosure controls and procedures of the Corporation and the Subsidiaries as of the end of the period covered by the most recently filed periodic report under the U.S. Exchange Act (such date, the “Evaluation Date”). The Corporation presented in its most recently filed periodic report under the U.S. Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Except as disclosed in the SEC Reports, since the Evaluation Date, there have been no changes in the internal control over financial reporting (as such term is defined in the U.S. Exchange Act) of the Corporation and its Subsidiaries that have materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of the Corporation and its Subsidiaries.

(y)	Reportable Event: There has never been any “reportable event” (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations) with the present auditor or any former auditor of the Corporation.

(z)	Financial Statements: The audited consolidated financial statements of the Corporation for the fiscal years ended August 31, 2022 and 2021, together with the auditors’ report thereon and the notes thereto, and the Unaudited condensed interim consolidated financial statements for the nine-month periods ended May 31, 2023 and May 31, 2022, and the notes thereto: (i) have been prepared in accordance with IFRS, applied on a basis consistent with prior periods, (ii) are, in all material respects, consistent with the books and records of the Corporation, (iii) contain and reflect all material adjustments for the fair presentation of the results of operations and the financial condition of the business of the Corporation for the periods covered thereby, (iv) present fairly, in all material respects, the financial position of the Corporation as at the date thereof and the results of its operations and the changes in its financial position for the periods then ended, (v) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation, and (vi) do not omit to state any material fact that is required by IFRS or by applicable law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading, respectively.

(aa)	[Reserved].

(bb)	SEC Reports; Financial Statements: The Corporation has filed all reports, schedules, forms, statements and other documents required to be filed by the Corporation under the U.S. Securities Act and the U.S. Exchange Act, for the two years preceding the date hereof (or such shorter period as the Corporation was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the U.S. Securities Act and the U.S. Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Corporation has never been an issuer subject to Rule 144(i) under the U.S. Securities Act. The financial statements of the Corporation included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing.

(cc)	Off-Balance Sheet Items. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Corporation or any of its affiliates with unconsolidated entities.

(dd)	Liabilities and Receivables. None of the Corporation Parties have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which (i) are not disclosed or referred to in the financial statements and related notes thereto included in the Public Record, other than liabilities, obligations, indebtedness or commitments incurred in the normal course of business since the date of the most recent interim period financial statements, and (ii) would, whether individually or in the aggregate, result in, or would reasonably be expected to result in, a Material Adverse Effect. All material receivables recorded on the books of the Corporation are bona fide and are good and collectible without set off or counterclaim, subject to any provision made in the financial statements.

(ee)	Auditors of the Corporation. The auditors of the Corporation who audited the annual consolidated financial statements and who provided their audit report thereon are independent chartered accountants as required under applicable Securities Laws.

(ff)	Leased Real Property. None of the Corporation Parties own any real property. With respect to the premises which any Corporation Party occupies as tenant, such entity occupies such leased premises and has the exclusive right to occupy and use the leased premises and the leases pursuant to such entity occupies the leased premises are in good standing in all material respects and in full force and effect.

(gg)	Insolvency: No Corporation Party has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any Person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it.

(hh)	No Contemplated Changes: None of the Corporation or any of the Subsidiaries has approved or entered into any agreement in respect of the change of control (by sale or transfer of shares or sale of all or substantially all of its property and assets or otherwise) of the Corporation or the Subsidiaries.

(ii)	Taxes and Tax Returns: The Corporation Parties have, in a timely manner, filed all required tax returns and notices and paid all applicable taxes of whatsoever nature for all tax years prior to the date hereof to the extent that such taxes have become due or have been determined by a Governmental Authority to be due or are not contested in good faith by the Corporation, and the Corporation is not aware of any material tax deficiencies or interest or penalties accrued or accruing, or which have been determined by a Governmental Authority to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to result in a Material Adverse Effect, and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by the Corporation or the payment of any material tax, governmental charge, penalty, interest or fine against the Corporation. To the knowledge of the Corporation, there are no actions, suits, proceedings, investigations or claims now threatened or pending against the Corporation or any of the Subsidiaries which could result in a liability in respect of taxes, charges or levies of any Governmental Authority, penalties, interest, fines, assessments or reassessments that is material to the Corporation on a consolidated basis.

(jj)	Compliance with Laws, Licenses and Permits:

(i)	The Corporation Parties have conducted and are conducting the business thereof in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which they carry on business and possesses all material approvals, consents, certificates, registrations, authorizations, permits and licenses issued by the appropriate provincial, territorial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on by it, are in compliance in all material respects with the terms and conditions of all such approvals, consents, certificates, authorizations, permits and licenses and with all laws, regulations, tariffs, rules, orders and directives material to the operations thereof, the failure to comply with which would result in a Material Adverse Effect.

(ii)	None of the Corporation Parties have received any notice in writing of the modification, revocation or cancellation of any such approval, consent, certificate, authorization, permit or license which, singly or in the aggregate, the failure to comply with which would result in a Material Adverse Effect.

(kk)	Agreements and Actions: None of the Corporation Parties is in violation of any term of its respective constating documents, except where such violations would not have a Material Adverse Effect.

(ll)	Absence of Litigation: There is no action, suit, proceeding or investigation commenced, pending or, to the knowledge of the Corporation, threatened, against or affecting any Corporation Party or their respective businesses, or to which any Corporation Party is or may be a party or to which any asset of the Corporation Parties is or may be subject under applicable laws which, in any one case or in the aggregate, if determined adversely to the interest of the applicable Corporation Party, would result in a Material Adverse Effect.

(mm)	No Defaults: No Corporation Party is in default of any term, covenant or condition under or in respect of any judgment, order, or material agreement or instrument to which it is a party or to which it or any of its property or assets are bound, except where such default would not, individually or in the aggregate, result in a Material Adverse Effect, and, to the knowledge of the Corporation, other than as disclosed in the Public Record, no event has occurred and no circumstances exist which has not been waived, which after notice or lapse of time or both, would constitute a default under any material commitment, agreement, document or other instrument to which a Corporation Party is a party or by which it is otherwise bound.

(nn)	No Termination or Cancellation of Business: There exists no actual or, to the knowledge of the Corporation, threatened termination, cancellation or limitation of, or any material adverse modification or material change in, the business relationship of the Corporation or the Subsidiaries with any strategic partner, distributor, supplier or customer, or any group of strategic partners, distributors, suppliers or customers whose business or relationship with or whose purchases or inventories/components provided to the business of the Corporation or the Subsidiaries are individually or in the aggregate material to the assets, business, properties, operations or financial condition of the Corporation or the Subsidiaries. All such business relationships are materially intact and mutually cooperative, and there exists no conditions which would prevent the Corporation or the Subsidiaries from conducting such business with any such strategic partner, distributor, supplier or customer, or group of strategic partners, distributors, suppliers or customers in the same manner in all material respects as presently conducted or proposed to be conducted.

(oo)	Labour Disputes, Compliance with Employment Laws: None of the Corporation Parties is involved in any labour strike, dispute, slowdown, stoppage, complaint or grievance, and to the knowledge of the Corporation, none are threatened. None of the Corporation’s or its Subsidiaries’ employees is a member of a union that relates to such employee’s relationship with the Corporation or such Subsidiary, and neither the Corporation nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Corporation and its Subsidiaries believe that their relationships with their employees are good. To the knowledge of the Corporation, no executive officer of the Corporation or any Subsidiary, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject the Corporation or any of its Subsidiaries to any liability with respect to any of the foregoing matters. The Corporation Parties are in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not, individually or in the aggregate, have a Material Adverse Effect, and have not and is not engaged in any unfair labour practice.

(pp)	Employee Plans: Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to, or required to be contributed to, by the Corporation or for the benefit of any current or former officer, director, employee or consultant of the Corporation has been maintained in material compliance with the terms thereof and with the requirements prescribed by any and all statutes, orders, rules, policies and regulations that are applicable to any such plan.

(qq)	Environmental Compliance:

(i)	To the knowledge of the Corporation Parties, the property, assets and current operations of the Corporation Parties comply in all material respects with all applicable Environmental Laws;

(ii)	the Corporation does not have any knowledge of, and has not received any written notice of, any claim, judicial or administrative proceeding, pending or threatened against, or which may affect, the Corporation, any of the Subsidiaries, or any of the property, assets or operations thereof, relating to, or alleging any violation of any Environmental Laws which claim or proceeding would result in a Material Adverse Effect, and the Corporation is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding; and

(iii)	to the knowledge of the Corporation, none of the assets or operations of the Corporation Parties is the subject of any investigation, evaluation, audit or review by any Governmental Authority to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment.

(rr)	Intellectual Property:

A Corporation Party:

(A)	is the sole legal and beneficial owner of;

(B)	has the exclusive right to use;

(C)	has good and marketable title to; and

(D)	other than as disclosed in the Public Record, owns, free and clear of all, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all right, title and interest in and to, the Owned IP;

(ii)	no Intellectual Property owned by or in the name of any Person who is not a Corporation Party is incorporated in, forms a part of, or is otherwise included in the Owned IP;

(iii)	no Corporation Party has received notice of or has knowledge of any claim of adverse ownership in respect of the Owned IP or of any facts upon which such claim could be based;

(iv)	to the knowledge of the Corporation Parties, no consent or license of any Person is necessary to make, use, reproduce, license, sell, modify, update, enhance or otherwise exploit any Owned IP or operate the business as presently operated by the Corporation Parties;

(v)	to the knowledge of the Corporation Parties, the Owned IP is valid and subsisting; and

(vi)	to the knowledge of the Corporation Parties, none of the Owned IP comprises an improvement to Licensed IP that would give any Person other than a Corporation Party any right, title or interest or right to use the Owned IP.

Registered Corporation IP

(vii)	All applications for registration and registrations of any Registered Corporation IP:

(A)	are in good standing;

(B)	in the case of applications for registration, have been filed in a timely manner in the appropriate offices to preserve the rights thereto;

(C)	in the case of registrations, are recorded in the name of the Corporation or the Subsidiaries; and

(D)	in the case of a provisional application, all right, title and interest in and to the invention(s) disclosed in such application have been or as of the Closing Date will be assigned in writing (without any express right to revoke such assignment) to the Corporation or the Subsidiaries;

(viii)	there has been no public disclosure, sale or offer for sale of any Owned IP anywhere in the world that may prevent the valid issuance or registration of the Intellectual Property Rights in the Registered Corporation IP;

(ix)	all material prior art or other information has been or will be disclosed to the appropriate offices as required in accordance with Applicable IP Laws in the jurisdictions where the registration of or applications for the Registered Corporation IP have been issued, registered or are pending;

(x)	all registrations of or application for Registered Corporation IP have been filed, prosecuted and obtained in accordance with all Applicable IP Laws and are currently in effect and in compliance with all Applicable IP Laws; and

(xi)	no registration of or application for Registered Corporation IP has expired, become abandoned, been cancelled or expunged, or has lapsed for failure to be renewed or maintained.

Corporation IP

(xii)	No Corporation Party has received any notice or claim (whether written, oral or otherwise) challenging a Corporation Party’s ownership or right to use any of the Corporation IP or suggesting that any other Person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor is there a reasonable basis for any claim that any Person other than the Corporation Parties has any claim of legal or beneficial ownership or other claim or interest in any of the Corporation IP;

(xiii)	no Corporation Party has received any notice or claim (whether written, oral or otherwise) challenging the validity or enforceability of any of the Corporation IP, nor are there any facts, to the knowledge of a Corporation Party, upon which such a notice or claim could be based;

(xiv)	the conduct of the Corporation Parties’ businesses (including the use or other exploitation of the Corporation IP by the Corporation Parties or other licensees) as currently conducted and as disclosed in the Public Record has not infringed, violated, misappropriated or otherwise conflicted with any Intellectual Property Right of any Person;

(xv)	no Corporation Party is a party to any action or proceeding, nor is or has any action or proceeding, to the knowledge of the Corporation Parties, been threatened that alleges that any current or proposed conduct of the Corporation Parties’ business (including the use or other exploitation of any Corporation IP by the Corporation Parties or any customers, distributors or other licensees) has or will infringe, violate or misappropriate or otherwise conflict with any Intellectual Property Right of any Person nor are there any facts, to the knowledge of a Corporation Party, upon which any such action or proceeding could be based; and

(xvi)	to the knowledge of the Corporation Parties, except as would not be material to a Corporation Party, no Person has interfered with, infringed upon, misappropriated, illegally exported, or violated any rights with respect to any Corporation IP.

Licensed IP

(xvii)	Except for off-the-shelf software, the Corporation Parties have no Licensed IP and the operation of the business as currently conducted does not require the use of Licensed IP; and

(xviii)	the Corporation Parties possess licenses (and documentation of payment for such licenses) for each installation of off-the-shelf software on computers or other devices used by the Corporation Parties.

Other IP Matters

(xix)	To the extent that any of the Corporation IP is licensed or disclosed to any Person or any Person has access to such Corporation IP (including any employee, director officer, shareholder or consultant of the Corporation), the Corporation or one of its Subsidiaries has entered into a valid and enforceable written agreement which contains terms and conditions prohibiting the unauthorized use, reproduction, disclosure, reverse engineering or transfer of such Corporation IP by such Person. All such agreements are in full force and effect and none of the Corporation, or any other Person, is in default of its obligations thereunder;

(xx)	the Corporation and the Subsidiaries have taken all actions that are contractually obligated to be taken and all actions that are customary and reasonable to protect the confidentiality of the Corporation IP;

(xxi)	it is not, and will not be, necessary for the Corporation or the Subsidiaries to utilize any Intellectual Property owned by or in possession of any of the employees (or people the Corporation currently intends to hire) made prior to their employment with the Corporation or the applicable Subsidiary, as the case may be, in violation of the rights of such employee or any of his or her prior employers;

(xxii)	except where the Corporation has decided not to pursue registration of any Corporation IP that can be registered since incorporation, the Corporation has not received any advice or any opinion that any of the Corporation IP is invalid or unregistrable or unenforceable, in whole or in part;

(xxiii)	the Corporation has not received any grant relating to research and development which is subject to repayment in whole or in part or to conversion to debt upon sale of any Common Shares or which may affect the right of ownership of the Corporation in the Corporation IP;

(xxiv)	the Corporation has and enforces a policy requiring each employee and consultant to execute non-disclosure and assignment agreements substantially in the forms provided to the Agent and its counsel and all current employees and consultants of the Corporation have executed such agreements and all past employees and consultants of the Corporation have executed such agreements;

(xxv)	all of the present and past employees of the Corporation and all of the present and past consultants, contractors and agents of the Corporation performing services relating to the development, creation, authorship, invention, modification or support of the Corporation IP, have entered into a written agreement assigning to the Corporation all right, title and interest in and to all such Intellectual Property including an explicit waiver of moral rights in favor of the Corporation and its successors and assigns, except as where the failure to enter into such an agreement would result in a Material Adverse Effect;

(xxvi)	except as would not result in a Material Adverse Effect or for the Registered Corporation IP that the Corporation has elected to abandon or allow to expire, any and all fees or payments required to keep the Corporation IP in force or in effect have been paid;

(xxvii)	there is no claim of infringement or breach by a Corporation Party of any industrial property rights or Intellectual Property Rights of any other Person, nor has a Corporation Party received any notice or threat from any such third party since August 31, 2022, nor is any Corporation Party otherwise aware that the use of the Corporation IP infringes upon or breaches any Intellectual Property Rights of any other Person; and

(xxviii)	none of the Intellectual Property Rights of any Corporation Party will be impaired or affected in any way by the transactions contemplated by this Agreement.

(ss)	Material Agreements: All agreements that are material to the Corporation on a consolidated basis (the “Material Agreements”) have been disclosed in the Public Record and filed on SEDAR and EDGAR as necessary. All necessary corporate action has been taken by the Corporation and the Subsidiaries to authorize the execution and delivery of each Material Agreement to which it is a party, and each such Material Agreement has been duly executed and delivered by the Corporation or the applicable Subsidiary, and constitutes a valid and binding obligation of each such entity, enforceable against such entity in accordance with its terms, subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that equitable remedies, including specific performance, are discretionary and may not be ordered in respect of certain defaults.

(tt)	[Reserved].

(uu)	Foreign Corrupt Practices: Neither the Corporation, the Subsidiaries, nor any of their respective affiliates, directors, officers, agents, employees is aware of or has taken any action, directly or indirectly, that could result in a violation by such persons of the Corruption of Foreign Public Officials Act (Canada), the Bribery Act 2010 (United Kingdom), the Foreign Corrupt Practices Act of 1977 (United States), as amended, and the rules and regulations thereunder or any other anticorruption law to which the Corporation or the Subsidiaries may be subject (collectively, the “Anti-Bribery Acts”), including, without limitation, making any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or making use of mail or any means or instrumentality of interstate commerce in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value or benefit to any “foreign official”, “foreign public official”, or “public official” (as such terms are defined in the applicable Anti-Bribery Acts) or any foreign political party or official thereof or any candidate for foreign political office, or any third party or any other person to the benefit of the foregoing, in contravention of the Anti-Bribery Acts, and the Corporation, the Subsidiaries and their affiliates have conducted their businesses in compliance with the Anti-Bribery Acts and will implement and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(vv)	Money Laundering Laws. The operations of the Corporation and the Subsidiaries are, and have been conducted at all times, in compliance with all material applicable financial recordkeeping and reporting requirements, including those of the United States Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental authority or any arbitrator involving the Corporation or the Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened.

(ww)	United States Office of Foreign Assets Control: None of the Corporation, the Subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its Subsidiaries is a Person that is, or is owned or controlled by a Person that is, currently subject or target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), or other relevant sanctions authority (collectively, the “Sanctions”), nor is the Corporation or any of the Subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, Sudan and Syria (each, a “Sanctioned Country”); and the Corporation will not, directly or indirectly, use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any of the Subsidiaries, joint venture partner or other Person: (i) to fund or facilitate any activities of or business with any Person that, at the time of such funding or facilitation, is the subject or the target of Sanctions; (ii) to fund or facilitate any activities of or business in any Sanctioned Country in violation of Sanctions; or (iii) in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as an agent, advisor, investor or otherwise) of Sanctions. Since August 31, 2022, neither the Corporation nor the Subsidiaries have engaged in or are now knowingly engaged in any dealings or transactions with any Person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country in violation of Sanctions.

(xx)	Minute Books: The minute books of the Corporation and the Subsidiaries which have been made available to the Agent or its representatives for the purposes of its due diligence investigations in connection with the Offering have been maintained in accordance with all applicable laws and are complete and accurate in all material respects.

(yy)	Candour. The Corporation has not withheld any material facts relating to the any Corporation Party or the Offering from the Agent.

(zz)	Insurance. The Corporation Parties maintain insurance policies with reputable insurers against risks of loss of or damage to their properties, assets and business, of such types as are customary in the case of entities engaged in the same or similar businesses as the Corporation. No Corporation Party is in material default with respect to any provisions of such policies and have not failed to give any notice or to present any claim under any such policy in a due and timely fashion.

(aaa)	Market Stabilization: The Corporation has not taken and will not take, except in accordance with applicable law, directly or indirectly, any action designed to, or that might reasonably be expected to, cause or result in the stabilization or manipulation of the price of the Common Shares and is not aware of anyone taking any such actions.

(bbb)	No Order: No Securities Commission, stock exchange or comparable authority has issued any order preventing or suspending the distribution of the Offered Units or the trading of any of the securities of the Corporation generally and, to the knowledge of the Corporation, there is no investigation, inquiry or proceeding for this purpose that has been commenced or which is pending, contemplated or threatened.

(ccc)	No Change: Since August 31, 2022, there has been no change, event or occurrence which, individually or in the aggregate, would has resulted in, or could reasonably be expected to result in, a Material Adverse Effect.

(ddd)	Affiliate Transactions: The Corporation does not owe any amount to, and the Corporation has no present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder of the Corporation or any Person who is a “related person” (within the meaning of the Tax Act) to any officer, director or employee except for usual employee, officer and director reimbursements and compensation paid in the ordinary and normal course of the business of the Corporation and except for reimbursements and compensation paid pursuant to the employment and consulting agreements with the senior management of the Corporation and disclosed to the Agent. Except for (i) usual employee or consulting arrangements made in the ordinary and normal course of business, (ii) the employment and consulting agreements with the senior management of the Corporation and disclosed to the Agent, and (iii) stock option agreements entered into by and between the Corporation and employees, consultants, directors and officers in accordance with incentive equity plans disclosed in the Public Record, the Corporation is not a party to any contract, agreement or understanding with any officer, director or employee of the Corporation or any other Person who is a “related person” of the Corporation. To the knowledge of the Corporation, no officer, director or employee of the Corporation has any cause of action or other claim whatsoever against, or owes any amount to, the Corporation except for claims in the ordinary and normal course of the business of the Corporation such as for accrued vacation pay or other amounts or matters which would not be material to the Corporation.

(eee)	No Redemption Obligations: The Corporation does not have any agreement or obligation to repurchase, redeem or otherwise acquire any of its outstanding securities.

(fff)	Absence of Shareholder Agreements: To the knowledge of the Corporation, there are no shareholder agreements, voting trusts or other agreements relating to the disposition or voting of any securities of the Corporation.

(ggg)	Absence of Rights of First Refusal. No Person has any rights of first refusal to provide agency or underwriting services in connection with any debt or equity financing or financial advisory services to the Corporation that are in effect.

(hhh)	No Shareholder Approval. The Corporation is not required by applicable laws, Nasdaq rules or policies, or its constating documents to obtain the approval of its shareholders in order to issue any of the Offered Units.

(iii)	Absence of Fees. Other than pursuant to this Agreement, the Corporation is not a party to any contract, agreement or understanding with any person that would give rise to a valid claim against the Corporation or the Agent for a brokerage commission, finder’s fee or like payment with respect to the transactions contemplated herein.

(jjj)	Entitlement to Proceeds. Other than the Corporation, there is no person that is or will be entitled to the proceeds of the Offering under the terms of any Material Agreement, debt instrument, other instrument or document, or otherwise.

8.	Covenants of the Corporation

(a)	Issuance of Securities: The Corporation covenants and agrees that, at the Closing Date, the Offered Units, Common Shares and Warrants (and underlying securities) will be duly and validly authorized and:

(i)	upon receiving full payment of the Purchase Price for each Offered Unit, the Common Shares underlying each Offered Unit will be validly issued as fully paid and non-assessable shares of the Corporation, and the Warrants will be validly created and issued; and

(ii)	upon due exercise of the Warrants in accordance with their terms, including full payment of the exercise price for each Warrant Share, the Warrant Shares will be validly issued as fully paid and non-assessable shares of the Corporation.

(b)	Consents and Approvals: The Corporation covenants and agrees that:

(i)	the Corporation will make the necessary notifications to the Nasdaq of the listing of the Common Shares and Warrant Shares and, to the extent necessary, obtain such consents and approvals from the Securities Commissions of the Offering Jurisdictions for the Offering on such terms as are mutually acceptable to the Agent and the Corporation, acting reasonably;

(ii)	the Corporation will comply in all material respects with all requirements of the Nasdaq in connection with the issuance of the Offered Units (and underlying securities), the Common Shares, the Warrants and the Warrant Shares (and underlying securities);

(iii)	the listing of the Common Shares and the Warrant Shares shall not have been objected to by the Nasdaq; and

(iv)	the Corporation will make all necessary filings and obtain all other necessary regulatory and other consents and approvals required in connection with the transactions contemplated by this Agreement.

(c)	General: The Corporation hereby covenants and agrees to:

(i)	comply with all of the Corporation’s covenants under the Subscription Agreements, the Registration Rights Agreement and the Warrant Certificates;

(ii)	fulfill all legal requirements to permit the issue, offering and sale of the Offered Units, including, without limitation, compliance with the Securities Laws of the Offering Jurisdictions to enable the Offered Units to be offered for sale and sold to the Purchasers without the necessity of filing a prospectus or a registration statement in the Offering Jurisdictions;

(iii)	use all commercially reasonable efforts to maintain the listing of the Common Shares on the Nasdaq for as long as any Warrants remain outstanding, provided that the Corporation shall not be required to comply with this Section following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Corporation ceases to be a “reporting issuer” (within the meaning of Securities Laws);

(iv)	make all commercially reasonable best-efforts to maintain its status as a reporting issuer not in default under Securities Laws for as long as any Warrants remain outstanding, provided that the Corporation shall not be required to comply with this Section following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Corporation ceases to be a “reporting issuer” (within the meaning of Securities Laws); and

(v)	file such documents as may be required under the Securities Laws of the Offering Jurisdictions relating issuance of the Offered Units, in the form and within the time periods prescribed by Securities Laws.

(d)	Use of Proceeds: The Corporation will use the net proceeds of the Offering for building up inventory for order fulfilment, development of the E-Motion electric powertrain technology, increasing brand awareness, and general corporate purposes.

(e)	Benefit of Covenants: The provisions of this Section 8 are intended for the benefit of, and will be enforceable by, the Agent and each Purchaser that purchases Offered Units, and the Agent is, for those purposes, acting as agent and trustee on behalf of the Purchasers.

9.	Termination

The Agent shall be entitled to terminate its obligations hereunder by written notice to that effect given to the Corporation at or prior to the Closing Time, without any liability on the part of the Agent or the Purchasers if:

(i)	Due Diligence Out – the Agent is not satisfied, in its sole discretion, acting reasonably, with the completion of its due diligence investigations of the Corporation;

(ii)	Disaster Out – there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence or catastrophe, war or act of terrorism of national or international consequence, or any new or change in any law or regulation which, in the opinion of the Agent, acting reasonably, materially adversely affects or involves, or will materially adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation or the Subsidiaries, taken as a whole or the market price or value of the securities of the Corporation (including the Offered Units);

(iii)	Market Out – the state of the Canadian, U.S. or international financial markets is such that, in the reasonable opinion of the Agent, the Offered Units cannot be profitably marketed;

(iv)	Material Change Out – there shall have occurred any material change or change in a material fact or a material adverse change or effect on the business or affairs of the Corporation, or the Agent discovers any previously undisclosed material fact which in the reasonable opinion of the Agent would be expected to have a material adverse effect on the market price or value of the securities of the Corporation (including the Offered Units to be issued pursuant to the terms of this Agreement);

(v)	Regulatory Out – (i) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened in relation to the Corporation, any of its Subsidiaries, or any of their respective officers or directors or any order is issued under or pursuant to any statute of Canada or any province thereof or any statute of the United States or any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality which would reasonably be expected to have a Material Adverse Effect on the Corporation if decided adversely to such party; or (ii) any order, action, proceeding or cease trading order which operates to prevent or restrict the trading of the Common Shares or any other securities of the Corporation is made or threatened by a securities regulatory authority;

(vi)	Breach Out – the Corporation is in breach of a material term, condition or covenant of this Agreement or any representation or warranty made by the Corporation herein becomes or is false in any material respect.

The Corporation will use commercially reasonable best-efforts to cause the conditions contained in this Section 9 to be satisfied and/or complied with insofar as the same relate to acts to be performed or caused to be performed by it, and the Corporation will use its commercially reasonable best-efforts to cause all such conditions to be complied with. Any breach of a material term or failure to comply with any of the conditions set out in Section 9 shall entitle the Agent to terminate its obligation under this Agreement by written notice to that effect given to the Corporation at or prior to the Closing Time. The Agent may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Agent in respect of any such terms and conditions or any other or subsequent breach or non compliance, provided that to be binding on the Agent any such waiver or extension must be in writing.

The rights of termination contained in Section 9 may be exercised by the Agent and are in addition to any other rights or remedies the Agent may have in respect of any of the matters contemplated by this Agreement or otherwise. Any such termination shall not discharge or otherwise affect any obligation or liability of the Corporation provided herein or prejudice any other rights or remedies any party may have as a result of any breach, default or non compliance by any other party. If the obligations of the Agent are terminated under this Agreement pursuant to the termination rights provided for in Section 9, the Corporation’s liabilities to that Agent shall be limited to the Corporation’s obligations under the indemnity, contribution and expense provisions of this Agreement.

10.	Indemnity and Contribution

(a)	The Corporation (the “Indemnitor”) hereby agrees to indemnify and hold the Agent, and its respective affiliates (hereinafter collectively referred to as the “Agents”) and officers, directors, employees, partners, agents and successors and assigns (hereinafter referred to as the “Indemnified Parties”) harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Agents, to which the Agents and/or its Indemnified Parties may become subject or otherwise involved in any capacity under any statute or common law or otherwise, insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered pursuant to this Agreement to the Indemnitor by the Agents and their Indemnified Parties hereunder or otherwise in connection with the matters referred to in this Agreement, provided, however, that this indemnity shall not apply in respect of an Agent or its respective Indemnified Parties to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(i)	an Agent or its respective Indemnified Parties have committed any fraudulent act or or wilful misconduct in the course of such performance; and

(ii)	the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly or indirectly caused by the fraudulent act or wilful misconduct referred to in Section 10(a)(i) above.

(b)	If for any reason (other than the occurrence of any of the events itemized in Sections 10(a)(i) and 10(a)(ii) above), the foregoing indemnification is unavailable to the Agents or insufficient to hold it or them harmless as applicable, then the Indemnitor shall contribute to the amount paid or payable by the Agents as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and each of the Agents on the other hand but also the relative fault of the Indemnitor and each of the Agents, as well as any relevant equitable considerations; provided that the Indemnitor shall, in any event, contribute to the amount paid or payable by each Agent as a result of such expense, loss, claim, damage or liability, any excess of such amount over the amount of the Agency Fee.

(c)	The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or one or more of the Agents by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or any such entity shall investigate the Indemnitor and/or one or more of the Agents and any Indemnified Parties shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by the Agents, each of the Agents shall have the right to employ its own counsel, and the fees and expenses of such counsel as well as the documented costs (including an amount to reimburse the Agents for time spent by its Indemnified Parties in connection therewith at their normal per-diem rates) and reasonable out-of-pocket expenses incurred by its Indemnified Parties in connection therewith shall be paid by the Indemnitor as they occur.

(d)	Promptly after receipt of notice of the commencement of any legal proceeding against one or more of the Agents or any of their respective Indemnified Parties or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Agents will notify the Indemnitor in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Indemnitor, will keep the Indemnitor advised of the progress thereof and will discuss with the Indemnitor all significant actions proposed. The omission so to notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to the Agents except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Indemnitor would otherwise have under this indemnity had the Agents not so delayed in giving or failed to give the notice required hereunder.

(e)	The Indemnitor shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence of, any legal proceeding for which it is obligated to indemnify the Indemnified Parties,, provided such defence is conducted by experienced and competent counsel. Upon the Indemnitor notifying the Agents in writing of its election to assume the defence and retaining counsel, the Indemnitor shall not be liable to the Agents for any legal expenses subsequently incurred by them in connection with such defence. If such defence is assumed by the Indemnitor, the Indemnitor throughout the course thereof will provide copies of all relevant documentation to the Agents, will keep the Agents advised of the progress thereof and will discuss with the Agents all significant actions proposed.

(f)	Notwithstanding the foregoing paragraph, the Agents, or any one of them, shall have the right, at the Indemnitor’s expense, to employ counsel of the Agent’s choice in respect of the defence of any action, suit, proceeding, claim or investigation if: (i) the employment of such counsel has been authorized by the Indemnitor; or (ii) the Indemnitor has not assumed the defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Indemnitor or the Agents have advised the Agents that representation of both parties by the same counsel would be inappropriate for any reason, including without limitation because there may be legal defences available to the Agents, or to any one of the Agents, which are different from or in addition to those available to the Indemnitor (in which event and to that extent, the Indemnitor shall not have the right to assume or direct the defence on the Agent’s behalf) or that there is an actual or potential conflict of interest between the Indemnitor and the Agents or between the Agents or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Indemnitor shall not have the right to assume or direct the defence on the Agent’s behalf).

(g)	No admission of liability and no settlement of any action, suit, proceeding, claim or investigation shall be made without the consent of the Agents. No admission of liability shall be made and the Indemnitor shall not be liable for any settlement of any action, suit, proceeding, claim or investigation made without its consent.

(h)	The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Indemnified Parties of the Agents and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, the Agents and any of the Indemnified Parties of the Agents. The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of the authorization given by this Agreement.

(i)	The Indemnitor hereby constitutes the Agents as agent and trustee for each of the other Indemnified Parties of the Indemnitor’s covenants under this indemnity with respect to such persons and the Agents agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

11.	Expenses

The Corporation will be responsible for all reasonable expenses related to the Offering, whether or not it is completed, including, but not limited to: fees and disbursements of the Corporation’s legal counsel; reasonable fees and disbursements of the Agent’s (i) Canadian legal counsels up to CDN$125,000; and (i) Agent’s U.S. legal counsels up to $60,000, which amount include $10,000 for the review of the registration statement required to be prepared by the Corporation pursuant to the Registration Rights Agreements; fees and disbursements of the Corporation’s accountants and auditors; fees and disbursements of other applicable experts of which the Agent has advised the Corporation prior to the execution of this Agreement; printing costs; filing fees; stock exchange fees; reasonable out-of-pocket expenses of the Agent; and applicable taxes on all of the foregoing. Expenses payable pursuant to this Agreement, at the option of the Agent, may be deducted from the gross proceeds of the Offering otherwise payable to the Corporation on the Closing Date and/or subsequent closing date(s).

12.	Conditions

All of the terms and conditions contained in this Agreement to be satisfied by the Corporation prior to the Closing Time shall be construed as conditions and any breach or failure by the Corporation to comply with any of such terms and conditions shall entitle the Agent to terminate the obligations thereof to complete the Closing by written notice to that effect given by the Agent to the Corporation prior to the Closing Time. It is understood and agreed that the Agent may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights thereof in respect of any other such term and condition or any other or subsequent breach or non-compliance; provided that to be binding on the Agent any such waiver or extension must be in writing and signed by or on behalf of the Agent. If the Agent shall elect to terminate the obligations thereof to complete the Closing as aforesaid, whether the reason for such termination is within or beyond the control of the Corporation, the liability of the Corporation hereunder shall be limited to the indemnity referred to in Section 10 hereof, the right to contribution referred to in Section 10 hereof and the payment of expenses referred to in Section 11 hereof.

13.	Confidentiality

(a)	The Agent shall keep strictly confidential and will only use for the purpose of performing its obligations hereunder, all information whether written or orally obtained by it from the Corporation, its affiliates and their respective agents, advisors, directors, officers or employees in connection with this engagement (“Confidential Information”). This confidentiality obligation shall not apply or extend to data or information now in the public domain, data or information which may subsequently become public other than through breach by the Agent of its obligations hereunder, data or information disclosed to the Agent by third parties in respect of which (to the Agent’s knowledge) such third parties are not under an obligation of confidentiality to the Corporation. The Agent shall ensure that each of its representatives, including employees and professional consultants, agents and other syndicate members, if any, shall be made aware of and be bound by this provision prior to receiving any such Confidential Information, shall be disclosed to the Corporation prior to being provided the Confidential Information by the Agent, and if required by the Corporation, acting reasonably, shall enter into confidentiality agreements confirming their obligations hereunder.

(b)	The Agent agrees that it, and its employees and service providers, will not reproduce the Confidential Information (except as reasonably required to perform the services contemplated by this Agreement), directly or indirectly disclose the Confidential Information, or make commercial use of the Confidential Information. If the Agent or any of its representatives are requested pursuant to or required by law, regulation, legal process or regulatory authority to disclose Confidential Information, the Agent must first advise the Corporation of the requested or required disclosure as soon as reasonably practical in order to permit the Corporation to seek a protective order from a court of competent jurisdiction or waive compliance with the provisions of this section. In the absence of a protective order or such a waiver in such circumstances, the Agent will only disclose that portion of the Confidential Information that the Agent is legally required to disclose, and for all other purposes the Confidential Information so disclosed shall remain Confidential Information and subject to the terms of this Agreement.

14.	Standstill

The Corporation shall not, for a period from the date of this Agreement ending 45 days from the Closing Date, issue or sell any Common Shares or securities or financial instruments convertible or exchangeable into Common Shares, other than in connection with (i) the exchange, transfer, conversion or exercise rights of existing outstanding securities; (ii) the grant and exercise of stock options issued under the Corporation’s equity stock option plan; or (iii) other commitments to issue securities existing as of the date hereof. Notwithstanding the foregoing, the Corporation may sell Common Shares or Common Share equivalents in a private placement during such 45 day period to a Canadian investor(s) and subsequently register them if such Canadian investors are prohibited from selling such securities for 4 months and it agrees that it will not sell Common Shares or set the conversion or exercise price of Common Share equivalents below a price of $4.05 per Common Share.

15.	[Reserved].

16.	Notices

Any notice, direction or other instrument required or permitted to be given to any party hereto shall be in writing and shall be sufficiently given if delivered personally, or transmitted by email to such party, as follows:

(a)	in the case of the Corporation:

Vision Marine Technologies Inc.
730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

Attention:	Kulwant Sandher, Chief Financial Officer
Email:	ks@v-mti.com

with a copy (which shall not constitute notice) to:

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020

Attention:	Rob Condon, Esq.
E-mail:	rob.condon@dentons.com

(b)	in the case of the Agent:

iA Capital Markets, a division of iA Private Wealth Inc.

26 Wellington Street East, Suite 700

Toronto, Ontario M5E 1S2, Canada

Attention:	Laura Cristello
E-mail:	ECMCanada@iacapitalmarkets.ca

and

Fasken Martineau DuMoulin LLP

800 Square-Victoria, Suite 3500

Montreal, Québec H4Z 1E9, Canada

Attention:	Sébastien Bellefleur, Partner
E-mail:	sbellefleur@fasken.com

A notice will, if personally delivered or sent by email before 4:00 p.m. (Montreal time at the place of delivery or receipt) on a Business Day, be deemed to be given and received on that day and will otherwise be deemed to be given and received on the next Business Day.

(c)	Any party hereto may change its address for service from time to time by notice given to each of the other parties hereto in accordance with the foregoing provisions.

17.	Miscellaneous

(a)	Governing Law: This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the province of Québec and the laws of Canada applicable therein. Any and all disputes arising under this Agreement, whether as to interpretation, performance or otherwise, shall be subject to the exclusive jurisdiction of the courts of the province of Québec and each of the parties hereto hereby irrevocably attorns to the jurisdiction of the courts of such province sitting in the City of Montréal.

(b)	Time of the Essence: Time shall be of the essence of this Agreement.

(c)	Survival: All representations, warranties, covenants, undertaking and indemnities set out in this Agreement or in any documents contemplated by, or delivered pursuant to, this Agreement or in connection with the purchase and sale of the Offered Units shall survive the purchase and sale of the Offered Units and the termination of this Agreement and shall continue in full force and effect for a period of three years following the Closing Date, regardless of any subsequent disposition of Offered Units or any investigation by or on behalf of the Agent with respect thereto.

(d)	Fiduciary Duty. The Corporation hereby acknowledges that (i) the transactions contemplated hereunder are arm’s-length commercial transactions between the Corporation, on the one hand, and the Agent and any affiliate through which it may be acting, on the other hand, (ii) the Agent is acting as agent but not as fiduciary of the Corporation and (iii) the Corporation’s engagement of the Agent in connection with the Offering and the process leading up to the Offering (irrespective of whether the Agent has advised or are currently advising the Corporation on related or other matters) is as agent and not in any other capacity. Furthermore, the Corporation agrees that it is solely responsible for making its own judgments in connection with the Offering. The Agent has not rendered advisory services beyond those, if any, required of an investment dealer by Securities Laws in respect of an offering of the nature contemplated by this Agreement and the Corporation agrees that it will not claim that the Agent have rendered advisory services beyond those, if any, required of an investment dealer by Securities Laws in respect of the Offering, or that the Agent owes a fiduciary or similar duty to the Corporation, in connection with such transaction or the process leading thereto.

(e)	Other Business: The Corporation acknowledges that the Agent and certain of its affiliates: (i) act as an investment fund manager and a trader of, and dealer in, securities both as principal and on behalf of their respective clients (including managed accounts and investment funds) and, as such, may have had, and may in the future have, long or short positions in the securities of the Corporation or related entities and, from time to time, may have executed or may execute transactions on behalf of such persons; (ii) may provide research or investment advice or portfolio management services to clients on investment matters, including the Corporation; (iii) may participate in securities transactions on a proprietary basis, including transactions in the Offered Units or other securities of the Corporation or related entities; and (iv) nothing herein shall restrict their ability to conduct business in the ordinary course and in compliance with applicable laws.

(f)	Press Releases: All press releases relating to the Offering or disclosing any material information (as defined by Securities Laws) to be issued by the Corporation during the period in which this Agreement is in effect shall be in a form mutually agreed upon by the Corporation and the Agent, each acting reasonably. The Agent confirms that the Corporation shall be entitled to disclose in its press releases in connection with the Offering the terms of this Agreement.

(g)	Amendment and Waiver: No amendment, discharge, modification, restatement, supplement, termination or waiver of this Agreement or any Section of this Agreement is binding unless it is in writing and executed by (or on behalf of) the party to be bound. No waiver of, failure to exercise, or delay in exercising, any Section of this Agreement constitutes a waiver of any other Section (whether or not similar) nor does any waiver constitute a continuing waiver unless otherwise expressly provided.

(h)	Further Assurances: Each party to this Agreement will, at that party’s own cost and expense, execute and deliver any further agreements and documents, take any further actions and provide any further assurances, undertakings and information as may be reasonably required by the requesting party to give effect to this Agreement.

(i)	Assignment and Enurement: Neither this Agreement nor any right or obligation under this Agreement may be assigned by any party without the prior written consent of the other parties. This Agreement enures to the benefit of and is binding upon the parties and their respective successors and permitted assigns.

(j)	Counterparts: This Agreement may be executed by any one or more of the parties to this Agreement by facsimile or other electronic communication or in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

(k)	Entire Agreement: This Agreement, together with any other agreements and other documents to be delivered under this Agreement, constitutes the entire agreement between the Corporation and the Agent in connection with the issue and sale of the Offered Units by the Corporation and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, including the Letter Agreement.

(l)	Severability: If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severed from this Agreement.

(m)	Language: The parties hereby acknowledge that they have expressly required this Agreement and all notices, statements of account and other documents required or permitted to be entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressément demandé que la présente Convention ainsi que tout avis, tout état de compte et tout autre document à être ou pouvant être conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

[Signature page follows.]

If this Agreement is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing this Agreement below and returning a signed copy to the Agent.

Yours truly,

IA CAPITAL MARKETS, A DIVISION OF IA PRIVATE WEALTH INC.

Per:	/s/ Pierre-Yves Terrisse
Name: Pierre-Yves Terrisse Title: Managing Director, Investment Banking

The undersigned hereby accepts and agrees to the foregoing as of the 18th day of September, 2023.

VISION MARINE TECHNOLOGIES INC.

Per:	/s/ Kulwant Sandher
Name: Kulwant Sandher Title: Chief Financial Officer

[Signature Page to the Agency Agreement]

SCHEDULE A

UNITED STATES OFFERS AND SALES

As used in this Schedule A and related exhibit, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in this Agreement to which this Schedule “A” is annexed and to which it forms a part, and the following terms shall have the meanings indicated:

(a)	“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S; without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Securities;

(b)	“Distribution Compliance Period” means the 40-day period that begins on the later of (i) the date the Securities are first offered to persons other than distributors in reliance on Regulation S or (ii) the Closing Date; provided that, all offers and sales by a distributor of an unsold allotment or subscription shall be deemed to be made during the Distribution Compliance Period;

(c)	“Foreign Private Issuer” means a “foreign private issuer” as that term is defined in Rule 405 of the U.S. Securities Act;

(d)	“Offshore Transaction” means an “offshore transaction” as defined in Rule 902(h) of Regulation S;

(e)	“Regulation S” means Regulation S promulgated by the SEC under the U.S. Securities Act;

(f)	“Securities” means the Units, and the Common Shares and Warrants comprising the Units;

(g)	“U.S. Investment Company Act” means the United States Investment Company Act of 1940; and

.

Representations, Warranties and Covenants of the Agent

The Agent acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or any applicable state securities laws, and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and state securities laws. Accordingly, the Agent represents, warrants and covenants to the Corporation, as at the date hereof and as at the Closing Date, that:

1.	It has not offered or sold, and will not offer or sell any Securities to, or for the account or benefit of, any persons in the United States or any U.S. Persons. Accordingly, none of the Agent, any Selling Group Member appointed by it, or any persons acting on any of their behalf (i) has made or will make any offer to sell or any solicitation of an offer to buy, any Securities to, or for the account or benefit of, any person in the United States or any U.S. Person, (ii) has made or will make any sale of Securities to any Purchaser unless, at the time the buy order was or will have been originated, the Purchaser was outside the United States and not a U.S. Person, or the Agent, Selling Group Member or person acting on any of their behalf reasonably believed that such Purchaser was outside the United States and not a U.S. Person, or (iii) has engaged in or will engage in any Directed Selling Efforts in respect of the Securities. In connection with offers and sales of Securities outside the United States to a non-U.S. Person, the Agent, the Selling Group Member or any person acting on any of their behalf, have complied and will comply with the requirements for an Offshore Transaction in respect of such Securities.

2.	It agrees that, at or prior to confirmation of the sale of the Securities, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Securities from it during the Distribution Compliance Period a confirmation or notice to substantially the following effect:

“The securities covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. Persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and closing date, except in either case in accordance with Regulation S under the U.S. Securities Act. Terms used herein have the meanings given to them in Regulation S under the U.S. Securities Act.”

In addition, prior to the expiration of the Distribution Compliance Period, all subsequent offers and sales of the Securities by the Agent or its affiliates shall be made only in accordance with the provisions of Rule 903 or 904 of Regulation S; pursuant to a registration of the Securities under the U.S. Securities Act; or pursuant to an available exemption from the registration requirements of the U.S. Securities Act.

The Agent agrees to obtain substantially identical undertakings from each member of any Selling Group formed in connection with the offer and sale of the Securities contemplated hereby and to comply with the offering restriction requirements of Regulation S.

3.	The Securities have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered or sold except pursuant to an exclusion or exemption from the registration requirements of the U.S. Securities Act and any applicable U.S. state securities laws. It has offered and sold and will offer and sell the Securities only outside the United States in Offshore Transactions in accordance with Rule 903 of Regulation S.

4.	It acknowledges that it will not offer or sell the Securities, to, or for the account or benefit of, persons in the United States or U.S. Persons: (i) as part of its distribution at any time or (ii) otherwise during the Distribution Compliance Period. It further acknowledges, agrees and covenants that all offers and sales of the Securities during the Distribution Compliance Period will be made in compliance with Regulation S or in compliance with an exemption from registration thereunder, and that it, each “distributor” (as defined in Regulation S), “dealer” (as defined in Section 2(a)(12) of the U.S. Securities Act), or other person who is receiving a selling concession, fee or other remuneration in respect of the Securities (if any), to which it sells Securities during the Distribution Compliance Period, will send to the purchaser a confirmation or other notice setting forth the restrictions on offers and sales of the Securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

5.	None of it, any of its affiliates or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Securities.

6.	It acknowledges that until 40 days after the commencement of the Offering, an offer or sale of the Securities within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the U.S. Securities Act.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees, to and with the Agent, as at the date hereof and as at the Closing Date, that:

1.	The Corporation is, and on the Closing Date will be a Foreign Private Issuer.

2.	The Corporation is not, and as a result of the sale of the Securities contemplated hereby and the application of the proceeds thereof will not be, an “investment company” as such term is defined in the U.S. Investment Company Act, registered or required to be registered under such Act.

3.	Neither the Corporation nor any of its affiliates, nor any person acting on any of their behalf (other than Agent, any Selling Group Member and any person acting on any of their behalf, as to whom no representation, warranty, covenant or agreement is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Securities to or, for the account or benefit of, a person in the United States or a U.S. Person; or (B) any sale of Securities unless, at the time the buy order was or will have been originated, the Purchaser is (i) outside the United States and not a U.S. Person, or (ii) the Corporation, its affiliates or any person acting on any of their behalf (other than the Agent, any Selling Group Member and any person acting on any of their behalf, as to whom no representation, warranty, covenant or agreement is made) reasonably believe that the Purchaser is outside the United States and not a U.S. Person.

4.	None of the Corporation, any of its affiliates, or any person acting on any of their behalf (other than the Agent, any Selling Group Member and any person acting on any of their behalf, as to whom no representation, warranty, covenant or agreement is made) has engaged or will engage in any Directed Selling Efforts in respect of the Securities, or has taken or will take any action that would cause the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Securities outside the United States to non-U.S. Persons in accordance with this Agreement, including this Schedule A.

5.	In connection with offers and sales of Securities outside the United States to non-U.S. Persons, the Corporation, its affiliates, and any person acting on any of their behalf (other than the Agent, any Selling Group Member and any person acting on any of their behalf, as to whom no representation, warranty, covenant or agreement is made) have complied and will comply with the requirements for an Offshore Transaction in respect of such Securities.

6.	None of the Corporation, its affiliates, or any person acting on any of their behalf (other than the Agent, any Selling Group Member and any person acting on any of their behalf, as to whom no representation, warranty or covenant is made) has engaged in or will engage in any action which would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Securities.

7.	During the period beginning 30 days before the commencement of the Offering and ending 30 days after the Closing Date, the Corporation has not offered or sold and will not offer or sell any securities in a manner that would be integrated with the offer and sale of the Securities and would cause the exclusion from registration set forth in Rule 903 of Regulation S to become unavailable with respect to the offer and sale of the Securities.

SCHEDULE B

SUBSIDIARIES

Subsidiary Name	Jurisdiction of Incorporation	Outstanding Shares	Ownership Interest
7858078 Canada Inc.	Canada	300	100%
EB Rental Ltd.	Delaware	100	100%
EB Rental Ventura Corp.	Delaware	100	100%
EB Rental FL Corp.	Delaware	100	100%
Vision Marine Technologies Corp.	Delaware	100	100%